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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13D-1(B)(C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(B)


                          GLOBALNET FINANCIAL.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     37937R
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                JANUARY 23, 2001
    ------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

* THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13d-1, IN LIEU OF AN AMENDMENT TO AN ORIGINAL SCHEDULE 13D, FILED ON MAY 19, 1999 AND AMENDED BY AMENDMENT NUMBERS 1, 2 AND 3 DATED MARCH 31, 2000, APRIL 4, 2000 AND OCTOBER 2, 2000, RESPECTIVELY, BECAUSE THE REPORTING PERSON IS CURRENTLY ELIGIBLE TO FILE
SCHEDULE 13G.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 4

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO.    37937R                                       PAGE  2   OF  4  PAGES
          --------------------------                           ----    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Telescan, Inc.
  1           (IRS No. 061489574)
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) |_|
  2                                                              (B) |X|
--------------------------------------------------------------------------------

  3     SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OR ORGANIZATION

  4           United States of America, State of Delaware
--------------------------------------------------------------------------------
                      SOLE VOTING POWER

                  5         1,800,001
              ------------------------------------------------------------------
                      SHARED VOTING POWER
NUMBER OF
SHARES            6         0
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY              SOLE DISPOSITIVE POWER
EACH
REPORTING         7         1,800,001
PERSON        ------------------------------------------------------------------
WITH                  SHARED DISPOSITIVE POWER

                  8         0
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9            1,800,001
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 10                                                                          |_|
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)

 11           11.0%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*

 12           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     2 of 4

      This Schedule 13G is filed by Telescan, Inc. with respect to the shares of common stock of GlobalNet Financial.com, Inc. This Schedule 13G amends and supplements Amendment No. 3 to a Statement on Schedule 13D filed by the Reporting Person on October 20, 2000.

ITEM 1(A).  NAME OF ISSUER:
            GlobalNet Financial.com, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            7284 Palmetto Park Road, Suite 210
            Boca Raton, Florida 33433

ITEM 2(A).  NAME OF PERSON FILING
            Telescan, Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 5959 Corporate Drive, Suite 2000
            Houston, TX 77036

ITEM 2(C).  CITIZENSHIP
            Delaware

ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock

ITEM 2(E).  CUSIP NO.
            37937R

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            N/A

ITEM 4.     OWNERSHIP
            (a)   Amount beneficially owned: 1,800,001
            (b)   Percent of class: 11.0%
            (c)   Number of shares as to which such person has
                  (i)   sole power to vote or to direct the vote: 1,800,001
                  (ii)  shared power to vote or to direct the vote: 0
                  (iii) sole power to dispose or to direct the disposition:
                        1,800,001
                  (iv)  shared power to dispose or to direct the disposition: 0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            N/A

                                     3 of 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            N/A

ITEM 10.    CERTIFICATION
            N/A


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Telescan, Inc.
February 9, 2001

                                          By: /s/ ROGER C. WADSWORTH
                                              --------------------------------
                                                  Roger C. Wadsworth
                                                  Senior Vice President

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